UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
NEW RIVER PHARMACEUTICALS INC.
(Name of Subject Company)
SHUTTLE CORPORATION
SHIRE PLC
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

648468205
(Cusip Number of Class of Securities)

Tatjana May
General Counsel
Shire plc
Hampshire International Business Park, Chineham,
Basingstoke, Hampshire, England, RG24 8EP
Telephone: +44 1256 894 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
John J. McCarthy, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,463,040,000	$75,615.33

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of New River Pharmaceuticals Inc. at a purchase price of $64.00 cash per share and 37,051,564 shares issued and outstanding, outstanding options with respect to 805,086 shares and outstanding stock appreciation rights with respect to 628,350 shares, in each case as of March 1, 2007.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Shuttle Corporation, a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of England and Wales (“Shire”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of New River Pharmaceuticals Inc., a Virginia corporation (“New River”), at $64.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated March 2, 2007.
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W 9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement dated March 2, 2007.
(b)	Multicurrency Term and Revolving Facilities Agreement dated as of February 20, 2007 among Shire and the other parties named therein.
(c)	Not applicable.
(d)(1)	Agreement of Merger dated as of February 20, 2007 among Shire plc, New River Pharmaceuticals Inc. and Shuttle Corporation (incorporated by reference to the Form 8-K filed by Shire on February 23, 2007).
(d)(2)	Tender and Support Agreement dated as of February 20, 2007 among Shire, Mr. Randal J. Kirk and the other parties named therein (incorporated by reference to the Form 8-K filed by Shire on February 23, 2007).
(d)(3)	United States Collaboration Agreement dated as of March 31, 2005 among New River, Shire LLC and Shire (incorporated by reference to Exhibit 10.13 to New River’s Annual Report on Form 10-K for the year ended January 2, 2005).
(d)(4)	ROW Collaboration Agreement dated as of March 31, 2005 among New River, Shire Pharmaceuticals Ireland Limited and Shire (incorporated by reference to Exhibit 10.14 to New River’s Annual Report on Form 10-K for the year ended January 2, 2005).
(d)(5)	Non-Disclosure and Confidentiality Agreement dated as of July 16, 2002 between Shire US Inc. and New River, as amended.
(d)(6)	Non-Disclosure and Confidentiality Agreement dated as of November 28, 2006 among Shire Pharmaceuticals, Inc., L.E.K. Consulting LLC and New River.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2007

SHUTTLE CORPORATION

By:	/s/ Matthew Emmens
Name: Matthew Emmens

Title: President

SHIRE PLC

By:	/s/ Matthew Emmens
Name: Matthew Emmens

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase dated March 2, 2007.
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W 9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement dated March 2, 2007.
(b)	Multicurrency Term and Revolving Facilities Agreement dated as of February 20, 2007 among Shire and the other parties named therein.
(d)(1)	Agreement of Merger dated as of February 20, 2007 among Shire plc, New River Pharmaceuticals Inc. and Shuttle Corporation (incorporated by reference to the Form 8-K filed by Shire on February 23, 2007).
(d)(2)	Tender and Support Agreement dated as of February 20, 2007 among Shire, Mr. Randal J. Kirk and the other parties named therein (incorporated by reference to the Form 8-K filed by Shire on February 23, 2007).
(d)(3)	United States Collaboration Agreement dated as of March 31, 2005 among New River, Shire LLC and Shire (incorporated by reference to Exhibit 10.13 to New River’s Annual Report on Form 10-K for the year ended January 2, 2005).
(d)(4)	ROW Collaboration Agreement dated as of March 31, 2005 among New River, Shire Pharmaceuticals Ireland Limited and Shire (incorporated by reference to Exhibit 10.14 to New River’s Annual Report on Form 10-K for the year ended January 2, 2005).
(d)(5)	Non-Disclosure and Confidentiality Agreement dated as of July 16, 2002 between Shire US Inc. and New River, as amended.
(d)(6)	Non-Disclosure and Confidentiality Agreement dated as of November 28, 2006 among Shire Pharmaceuticals, Inc., L.E.K. Consulting LLC and New River.